STARZ, LLC	8900 Liberty Circle
Englewood, CO 80112
(T) 720-852-7700	STARZ.COM

December 20, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

RE:                           Acceleration Request

Starz, LLC, Starz Finance Corp. and Starz Entertainment, LLC

Registration Statement on Form S-4 (File No. 333-184551)

Dear Mr. Spirgel:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Starz, LLC, Starz Finance Corp. and Starz Entertainment, LLC respectfully request that you take such action as may be necessary to cause the referenced Registration Statement on Form S-4 to become effective at 1:00 p.m., Eastern Time, on December 21, 2012, or as soon thereafter as practicable.

Please contact the undersigned at (720) 852-7700 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

Starz, LLC
Starz Finance Corp.
Starz Entertainment, LLC

By:	/s/ SCOTT MACDONALD
Scott Macdonald
Chief Financial Officer of each of the foregoing entities